UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)

HPEV, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class Securities)

404273 10 4

(CUSIP Number)

Jay A. Palmer

Spirit Bear Limited

1470 1st Avenue – No. 4A

New York, NY 10075

Tel.: 212-717-5425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

[* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.]

[The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).]

CUSIP No. 404273 10 4

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPIRIT BEAR LIMITED EIN 27-1347181
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,491,054
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,491,054
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,491,054
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.21%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

* See Item 5 for a discussion of this calculation.

CUSIP No. 404273 10 4

Item 1. Security and Issuer

This Amendment No. 5 (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2012, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 8, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on April 24, 2013, Amendment No. 3 to Schedule 13D filed with the SEC on August 22, 2013, and Amendment No. 4 to Schedule 13D filed with the SEC on August 23, 2014 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of HPEV, Inc. (the “Issuer”). Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On January 28, 2015, the Reporting Person and all holders of any interest in shares (common or preferred) and warrants obtained from or through the Reporting Person (collectively, the “Assignees”) entered into a Settlement and Release Agreement (the “Settlement Agreement”) with the Issuer, pursuant to which the Reporting Person and the Assignees agreed (i) to sell to the Issuer (or any assignee or designee of the Issuer) all the shares of common and preferred stock in the Issuer (collectively, the “Shares”) each directly or indirectly owns or has assigned, an aggregate of 8,028,385 Shares; and (ii) to grant purchase rights with respect to the warrants owned by each. The stated purpose of the Settlement Agreement is to resolve with finality the Lawsuits and Shareholder Derivative Claims (each as defined in the Settlement Agreement) between them. Accordingly, the Settlement Agreement provides that the Shares and the Purchase Price would initially be placed in escrow, that 70% of the Shares and of the Purchase Price would be released from escrow upon deposit of the Shares with acceptable transfer instruments and clearing of the funds (with the date that the escrow agent confirms the satisfaction of such conditions being referred to as the “Initial Payment Date”) and that the balance (30%) of the escrowed Shares and purchase price would be released from escrow pending dismissal of the Shareholder Derivative Claims.

The Settlement Agreement also provides that each of Jay Palmer, Donica Holt and Carrie Dwyer will, by February 7, 2015, deliver to Spirit Bear’s counsel his or her written resignation from the Issuer’s board of directors, said resignations to be held in escrow until, and to become effective upon, payment of the Initial Purchase Funds on the Initial Payment Date, at which date the resignations will be delivered to the Issuer through its counsel or as otherwise directed. Such letters were delivered to Spirit Bear’s counsel on or about February 6, 2015.

Item 5. Interest in Securities of the Issuer

As of the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2014, there were purportedly, as of November 11, 2014, 62,439,134 shares of Common Stock outstanding. The Reporting Person is deemed to be the beneficial owner of 14,491,054 shares of Common Stock (subject to the Reporting Person’s obligations under the Settlement Agreement), which includes 140 shares of Series A Convertible Preferred Stock of the Issuer which are convertible into 7,000,000 shares of Common Stock; 500,000 shares of Common Stock; and warrants exercisable for 6,991,054 shares of Common Stock. Based on the total purported outstanding shares of Issuer’s Common Stock, the Reporting Person is deemed to beneficially own 23.21% of the total outstanding shares of the Issuer’s Common Stock, subject to the Reporting Person’s obligations under the Settlement Agreement.

CUSIP No. 404273 10 4

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2015

SPIRIT BEAR LIMITED

By: /s/ Jay A. Palmer

Jay A. Palmer, President